May 19, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549

            RE:       Vanguard Health Systems, Inc.
                        Form 10-K for the Fiscal Year Ended June 30, 2005
                        Filed September 13, 2005
                        File Number 333-71934

Dear Mr. Rosenberg:

            Vanguard Health Systems, Inc. (“Vanguard” or “the Registrant”) is hereby amending its previous response (“Amendment 2”), which was filed by the Registrant on April 24, 2006, to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Registrant dated March 8, 2006 related to the above-referenced filing.

            Vanguard has recited the comments of the Staff in bold type below and has followed each comment with only those additional disclosures or revised portions of disclosures from Amendment 2 as orally requested by the Staff on May 12, 2006.  If a comment is not presented below, the response remains unchanged from that set forth in Amendment 2.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Form 10-K.

Item 7.              Management’s Discussion and Analysis of Financial Condition… page 42

Critical Accounting Policies, page 50

Revenues and Revenue Deductions, page 50

            2.         Please explain to us in greater detail the amount of contractual allowance estimates that are not generated at the time of billing.  Please provide us in disclosure-type format whether or not these are the estimates discussed in the next paragraph related to your “final third party settlements.”  If not, also provide us in disclosure-type format the amount of these estimates, quantification of changes in the estimate for each period presented and a sensitivity analysis based on reasonably likely adjustments that might be made to these estimates as of the latest balance sheet date.

            The Registrant hereby revises the last sentence of its previous response to this comment included in Amendment 2 to read as follows:

“Vanguard supplementally provides further clarification of estimates for final third party settlements in Attachment II to this letter, which Vanguard intends to include in its future quarterly and annual filings.”

Allowance for Doubtful Accounts and Provision for Doubtful Accounts, page 51

            3.         Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

                        a.         Quantify and analyze the reasonably likely effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

                        b.         If you have amounts that are pending approval from third party payors, please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with.  If amounts are classified outside self-pay, tell us why this classification is appropriate, and provide the historical percentage of amounts that get reclassified into self-pay.

                        c.         Specify what you mean by “a pre-determined number of days” in reference to reserving the 100% of the receivable balance.

            The Registrant hereby adds the following sentence to the end of its previous response to this comment included in Amendment 2:

“Vanguard intends to include Attachment III as referenced in its responses to comments 3(a), 3(b) and 3(c) above in its future quarterly and annual filings.”

            The Registrant also hereby presents revised Attachment III from its previous response included in Amendment 2 to reflect additional disclosures requested by the Staff.

Insurance Reserves, page 51

            4.         Please provide to us in disclosure type format a discussion that provides greater insight to the quality and variability of these estimates.  In your proposed disclosure, you should supplement the current disclosure by addressing the following:

                        –How accurate management’s estimate/assumption has been in the past, quantify changes in estimate in each period;
                        –Whether the estimate/assumption is reasonably likely to change in the future; and
                        –Evaluate the sensitivity to change of critical accounting policies.

            The Registrant hereby revises the last sentence of its previous response to this comment included in Amendment 2 to read as follows:

“In response to your comment, the Registrant supplementally provides the information set forth in Attachment IV to this letter, which Vanguard intends to include in its future quarterly and annual filings.”

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

1.         Merger Transaction, page F-10

            6.         Please provide to us in disclosure type format a more detailed discussion of how the equity capitalization and financing relate to the $1.22 billion and the
                        $1.97 billion discussed in the first paragraph of this note.  Include the amounts of the proceeds used to complete the transaction at the top of page
                        F-11.  Also include a purchase price allocation that allows us to better understand how these amounts were reflected in your financial statements.

            The Registrant hereby revises its previous response to this comment included in Amendment 2 to read as follows:

“In response to your comment, the Registrant supplementally provides the information in disclosure-type format set forth in Attachment V to this letter, which Vanguard intends to include in its future quarterly and annual filings.”

            Regarding the comments received from the Commission and the responses thereto, Vanguard acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that Vanguard may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Additionally, Vanguard acknowledges that it is responsible for the adequacy and accuracy of the disclosures set forth in its filings with the Commission.

            Please feel free to call the undersigned at (615) 665-6005 with any questions regarding these amended responses.

                                                                        Sincerely,

                                                                        /s/ Phillip W. Roe

                                                                        Phillip W. Roe
                                                                        Senior Vice President and Chief Accounting Officer

Attachment

Attachment III

                Our ability to collect the self-pay portions of outstanding receivables is critical to our operating performance and cash flows. The allowance for doubtful accounts was approximately 22.0% and 24.0% of accounts receivable, net of contractual discounts, as of June 30, 2004 and 2005, respectively. The primary collection risk relates to uninsured patient accounts and patient accounts for which primary insurance has paid but patient deductibles or co-insurance portions remain outstanding. We estimate the allowance for doubtful accounts using a standard policy that reserves 100% of all accounts aged greater than 180 days subsequent to discharge date plus a pre-determined percentage of accounts receivable due from patients less than 180 days old. We adjust our estimate as necessary on a quarterly basis using a hindsight calculation that utilizes write-off data for all payer classes during the previous twelve-month period to estimate the allowance for doubtful accounts at a point in time. We also monitor cash collections and self-pay utilization. We believe that our standard policy is flexible to adapt to changing collection and self-pay utilization trends and our procedures for testing the standard policy provide timely and accurate information. Significant changes in payer mix, business office operations, general economic conditions or healthcare coverage provided by federal or state governments or private insurers may have a significant impact on our estimates and significantly affect our future operations and cash flows.

                We classify accounts pending Medicaid approval as Medicaid accounts in our accounts receivable aging report and record a manual contractual allowance for these accounts equal to the average Medicaid reimbursement rate for that specific state.  We have historically been successful in qualifying approximately 60% of submitted accounts for Medicaid coverage. In the event an account is not successfully qualified for Medicaid coverage, we reclassify the account to the self-pay category, reverse the Medicaid contractual discount and record a self-pay discount equal to the Medicaid contractual discount.  We then include the net account balance in our estimate of the allowance for doubtful accounts.

                Because we require patient verification of coverage at the time of admission, reclassifications of Medicare or managed care accounts to self-pay, other than patient coinsurance or deductible amounts, occur infrequently and are not material to our financial statements.  Additionally, the impact of these classification changes is further limited by our ability to identify any necessary classification changes prior to patient discharge or soon thereafter.  Due to information system limitations, we are unable to quantify patient deductible and co-insurance receivables that are included in the primary payer classification in the accounts receivable aging report at any given point in time.  When classification changes occur, the account balance remains aged from the patient discharge date.